Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement on Appointment of the Senior Management of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

4 January 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-001

Announcement on Appointment of the Senior Management of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the requirement of Article 176 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolution by means of written resolution unanimously on 4 January 2017:

1.	Appointing Mr. Zhang Zheng Rong as the COO Flight Operations of the Company;

2.	Appointing Mr. Yang Ben Sen as the Chief Pilot of the Company, and Mr. Wang Zhi Xue ceased to be the Chief Pilot of the Company; and

3.	Appointing Mr. Guo Jian Ye as the Chief Service Officer of the Company.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The above candidate for the senior management of the Company meets the relevant qualifications required by the Company Law and the Articles of Association of the Company, the nomination and engagement procedures comply with the provisions of the Company Law and the Articles of Association of the Company, the engagement of the above candidate by the Board is consented to.

Independent Directors: Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge

The Board of

China Southern Airlines Company Limited

4 January 2017

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Attached: Profiles of Mr. Zhang Zheng Rong and others

Zhang Zheng Rong, male, born in September 1962, 54, graduated with a college degree from the aircraft piloting major of Civil Aviation Flight University of China and then obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Zhang is a CPC member and began his career in February 1982. He served as the vice leader of the Fifth Squadron of CAAC Sixth Flight Group, and the squadron leader, deputy group leader, group leader, and Deputy General Manager of the Flight Division of China Southern Airlines Company Limited, General Manager of Aviation Safety Supervision Department of China Southern Airlines Company Limited, and General Manager and Deputy Secretary of the Party Committee of Guangzhou Flight Division of China Southern Airlines Company Limited. He worked as Chief Pilot of China Southern Airlines Company Limited as well as General Manager and Deputy Secretary of the Party Committee of Guangzhou Flight Division in August 2007. He worked as Chief Pilot, COO Flight Safety and Director of the General Duty Manager Office of China Southern Airlines Company Limited from June 2012 to July 2012, Chief Pilot as well as Head of Aviation Security Division of China Southern Air Holding Company in July 2012, and Chief Pilot, COO Flight Safety and Head of Aviation Security Division of China Southern Air Holding Company in April 2014.

Yang Ben Sen, male, born in February 1958, 58, graduated with a college degree from the aircraft piloting major of Civil Aviation Flight University of China. Mr. Yang is a CPC member and began his career in December 1978. He served as the squadron leader and head of the technology section at the Ninth Flight Group of CAAC, deputy group leader and group leader of the Flight Group at CAAC Urumqi Administration, and General Manager and Deputy Secretary of the Party Committee of the Flight Group at CAAC Urumqi Administration. He worked as General Manager and Deputy Secretary of the Party Committee of the Flight Division of Xinjiang Airlines in January 2002, Deputy General Manager of Xinjiang Branch of China Southern Air Holding Company in December 2002, Member of the Party Committee and Deputy General Manager of Xinjiang Branch of China Southern Airlines Company Limited in January 2005, and Member and Secretary of the Party Committee and Deputy General Manager of Xinjiang Branch of China Southern Airlines Company Limited in July 2005.

Guo Jian Ye, male, born in December 1962, 54. Mr. Guo have an on-job master degree from the Party School of the Central Committee of CPC. Mr. Guo graduated from the aircraft piloting major of Civil Aviation Flight University of China, and obtained an on-job bachelor's degree in political education from Department of Morality Education and Management of South China Normal University, and then a master degree in economics and management from the Correspondence School of the Party School of the Central Committee of CPC. Mr. Guo is a CPC member and began his career in May 1980. He served as Secretary of Youth League Committee and Deputy Director of the Propaganda Department of CAAC Central South Regional Administration, Director of Political Office and Deputy Director of Air Traffic Management Bureau of CAAC Central South Regional Administration, General Manager of Guangdong Central South Civil Aviation Industrial Co., Ltd., Deputy Director of CAAC Hainan Safety Supervision and Administration Office, Director of CAAC Henan Safety Supervision and Administration Office, Head and Secretary of the Party Committee of CAAC Henan Safety Supervision and Administration Bureau, and Standing Member of the Party Committee and Deputy Head of CAAC Central South Regional Administration. He worked as the Member of the Party Committee, General Manager and Deputy Secretary of the Party Committee of Heilongjiang Branch of China Southern Airlines Company Limited in July 2012; he worked as the Member, Director and Deputy Secretary of the Party Committee of the Marketing and Sales Steering Committee of China Southern Airlines Company Limited in July 2014.

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